SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE PERIOD BETWEEN APRIL 8, 2003 AND MAY 9, 2003

CHINADOTCOM CORPORATION

(Exact name of Registrant as specified in its Charter)

34/F, Citicorp Centre

18 Whitfield Road

Causeway Bay, Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934). Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS

Exhibit	Description

1.1	Press Release dated May 7, 2003 chinadotcom corporation Q1 2003 US GAAP profit rises 12% versus Q4 2002, Second Sequential Quarter of Profit

1.2	Press Release dated May 6, 2003 chinadotcom Announces a JV with an India-based Software Development Company To Strengthen its Outsourcing Capability in Asia

1.3	Press Release dated April 21, 2003 CDC Software Achieves Settlement with Sagent

1.4	Press Release dated April 11, 2003 CDC Software Further Expands Sales Territory of Business Software Solutions in the Asia Pacific Region

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 13, 2003

CHINADOTCOM CORPORATION

By:	/s/ Daniel Widdicombe
Daniel Widdicombe Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

1.1	Press Release dated May 7, 2003 chinadotcom corporation Q1 2003 US GAAP profit rises 12% versus Q4 2002, Second Sequential Quarter of Profit

1.2	Press Release dated May 6, 2003 chinadotcom Announces a JV with an India-based Software Development Company To Strengthen its Outsourcing Capability in Asia

1.3	Press Release dated April 21, 2003 CDC Software Achieves Settlement with Sagent

1.4	Press Release dated April 11, 2003 CDC Software Further Expands Sales Territory of Business Software Solutions in the Asia Pacific Region

Exhibit 1.1

chinadotcom Q1 2003 US GAAP profit rises 12% versus Q4 2002, Second Sequential Quarter of Profit chinadotcom’s Q1 2003 Results Highlights:

•	Revenue from continuing operations in Q1 2003 rose 6% to US$15.4 million (contributions from the recently acquired company, Newpalm, will start being recorded from Q2 2003).

•	US GAAP net income in Q1 2003 rose to US$1.3 million, a sequential rise of 12% over Q4 2002.

•	Continued executing on acquisition strategy of earnings accretive synergistic companies by purchasing Newpalm, a leading SMS (text message) mobile software platform developer and application service provider in China.

•	Continued to develop its China-based technology services group into a low-cost outsourcing solution for global clients. The acquisition of Australia-based outsourcing company, Praxa, fits the strategic aim of moving new client workflow into China in future.

•	Complement China-based technology services group by forming a joint venture with India-based vMoksha Technologies to offer a low-cost outsourcing solution for global clients.

•	The company balance sheet remained strong with US$366 million in net cash and cash equivalents, after US$11 million spent during the quarter on share repurchases.

[Hong Kong May 07, 2003] chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com), a leading integrated enterprise software and solutions company in Asia, today announced its financial results for the first quarter of 2003 ending March 31, 2003 under US GAAP. The company reported a 6% growth in revenues from continuing operations in Q1 2003 to US$15.4 million. Gross profit in Q1 2003 was US$5.4 million, up from US$5.2 million in Q4 2002, while the gross margin remained stable at 35%. SG&A expenses remained in single digits at US$6.9 million in Q1 2003 versus US$6.4 million in Q4 2002. US GAAP net income was US$1.3 million for Q1 2003, up 12% versus Q4 2002. As of March 31, 2003, chinadotcom had approximately 99.3 million common shares outstanding.

On a year to year basis from continuing operations, revenues increased by 26% to US$15.4 million compared to Q1 2002. SG&A year on year continued to fall from US$10.3 million in Q1 2002 to a single digit of US$6.9 million in Q1 2003. Operating loss fell 59% year on year to US$3.7 million, from US$8.8 million in Q1 2003. The company achieved a net gain of US$1.3 million from a loss of US$8.0 million a year ago. Q1 2003 earnings per share was US$0.01 versus a loss per share of US$0.08 in Q1 2002.

“We are pleased to report a second sequential quarter of profit in a quarter of consolidation for the company,” said Daniel Widdicombe, Chief Financial Officer of chinadotcom corporation. “The improvement in revenues, gross profit and net income are encouraging as the company positions itself to execute on its strategy of attaining sustainable high-margin, recurrent revenues.”

The information presented in the results highlights herein should be read in conjunction with the more detailed financial statements included at the end of this press release.

Peter Yip, Chief Executive Officer, said, “We are pleased to have completed two earnings-accretive acquisitions so far this year, Praxa and Newpalm, and are now building up our outsourcing capability with an India-based JV. During the past few quarters we have established a healthier business platform into which we will integrate these complementary new operations. We are on target in scaling back and restructuring non-performing parts of our business, and are well positioned to take advantage of our existing infrastructure to make further progress in future.”

Continued Momentum in Our Software Strategy

To enhance its software solutions targeted at the process manufacturing industry, CDC Software has recently signed a Master Distributor Agreement with Ross Systems Inc. [NASDAQ: ROSS; Website: www.rossinc.com] (“Ross”), a global supplier of enterprise software solutions designed specifically for manufacturers in the process manufacturing industry. The distribution agreement is for Ross’s Enterprise Resources Planning (“ERP”) product—iRenaissance—for Greater China, including China, Taiwan, Hong Kong, as well as the territories of Singapore, Thailand, Korea, and Australia/New Zealand. CDC Software will leverage the expertise of its low cost software development center in China as well as its domain knowledge in the process manufacturing industry to localize the iRenaissance software product to meet local language and statutory requirements. CDC Software has achieved considerable success with Best Software Inc.’s BatchMasterPFW process manufacturing product, making iRenaissance a natural extension to BatchMasterPFW, as it targets the larger process manufacturers that typically require the more comprehensive and broader functionality offered by iRenaissance. In addition, CDC Software will support iRenaissance from its regional Support Centers located in Hong Kong and Shanghai, and will be responsible for sourcing, appointing and managing a distribution channel of partners to sell and service customers throughout the territory.

The company also continued its strategy of moving up the value curve through entering strategic partnerships with leading software vendors and channel partners such as Best Software Inc. During the quarter, the company signed a new distribution agreement with Best Software Inc., which expands the sales territory of Best’s Platinum For Windows and BatchMasterPFW products beyond its existing China and Hong Kong markets. Under this agreement, the company is also authorized to sell these products in the territories of Singapore, Korea, Japan, Malaysia and Taiwan. This agreement further strengthens the relationship between the two companies and it is expected to eventually bring additional new and recurring revenues through sales of software licenses, annual maintenance fees and related services. In February this year, the company also signed a Master Developers Agreement with Best Software which includes full access to the source code for the various Best software products that it is representing. Under this agreement, CDC Software will own the IP (intellectual property) rights relating to any customized program modules developed by it in the region.

During the quarter, the company’s hospitality-focused business software solutions were selected by Starwood Hotels and Resorts for another of its newly opened hotels in Southern China. Unilever also chose the company’s software products as its preferred human resources and payroll software for its operations in China.

Building Low-cost China- and India-based Outsourcing Services for Global Clients

The acquisition of Praxa Limited (“Praxa”), a leading Australian IT outsourcing and professional services organization, was completed in February this year. Praxa contributed two months of operating results, including revenues of US$3.4 million, to the chinadotcom group’s consolidated first quarter results. In the initial period after the acquisition of Praxa into the company’s operations, the focus has been on consolidating Praxa’s existing projects, expanding its sales force and business development activities, and fine-tuning the operating expenses of the company. Praxa is expected to add significant synergies to chinadotcom’s outsourcing platform and plans to use chinadotcom’s China-based outsourcing center for elements of its workflow.

After the quarter, chinadotcom announced a 51% owned joint venture (“JV”) partnership with vMoksha Technologies (“vMoksha”), a fast growing offshore IT outsourcing company headquartered in Bangalore, India, to further strengthen chinadotcom’s software outsourcing capabilities in Asia and broaden its IT outsourcing service offerings to global clients. This JV is expected to take a large role in driving the IT outsourcing synergies within the group and provide a solid foundation for the company to serve its existing clients in Australia, the U.S. and the U.K. as well as future global clients. vMoksha has a proven capability in offshore outsourcing services, made up of product engineering, product migration, package implementation, remote maintenance and support. The service offerings to be provided through the JV are designed to offer potential clients an unbeatable value proposition of competitive pricing, domain expertise, depth of package knowledge combined with proven delivery capability and skills along with high quality management. In addition, chinadotcom expects to improve the software development process of its software development center in China through the JV by leveraging upon vMoksha’s use of CMMI compliant processes.

Adding Mobile and Gaming Services to Its Portal Network

In early April 2003, the company completed its acquisition of Newpalm (China) Information Technology Co., Ltd. (“Newpalm”), a leading SMS mobile software platform developer and application service provider in China, through its 81%-owned subsidiary, hongkong.com Corporation. Cash consideration of US$14 million has been paid, with the remainder to be paid on an earn-out basis over the next two years. Beginning in Q2 2003, Newpalm’s results will be consolidated in the company’s financial results. Since the acquisition, Newpalm has continued to show progress in terms of growth of subscriber base. It added over 200,000 new paid-up subscribers in April 2003, to an aggregate of over 3.25 million. Leveraging upon chinadotcom’s online expertise and resources, the company plans to extend Newpalm’s SMS services to its portal network and develop additional services such as news channels and interactive games.

Newpalm has direct connections with local mobile network operators in 22 provinces in China. It has nationwide service coverage, but a particularly strong presence in Shandong, Zhejiang, Jiangsu and Henan Provinces. Direct connections with local mobile operators increases the completion rate of SMS messages as well as the marketing impact of new products and services in each provincial market.

During the quarter, chinadotcom’s mobile and portal unit beta tested an interactive online game website, www.thesa.com.cn, which was developed in partnership with a Korean online game developer. This interactive online game allows thousands of players to play simultaneously on the same platform on a subscription basis. Initial feedback is promising and it is hoped that this can provide meaningful revenues to the company in the future.

Other Developments

The company has seen some impact from Severe Acute Respiratory Syndrome or SARS in its operations, mainly in China, Hong Kong and Singapore. Risks associated with SARS include reduction in consulting project and advertising revenues, as well as reduction of SMS marketing budgets by mobile network operators in China, which could reduce the growth rate of Newpalm’s subscribers. Other businesses such as software and IT outsourcing may be disrupted as well, if its clients, suppliers or partners or the company itself suffer temporarily as a result of public health related measures. Internally, the company has implemented travel rules and flexible work-at-home practice to safeguard the health of its employees. The situation with SARS could deteriorate or improve in a very short time.

Also after the quarter, the company served David Moore, former director of chinadotcom and CEO of 24/7 Real Media, Inc, with a writ with respect to proceedings initiated against Mr. Moore in Hong Kong. The proceedings allege that Mr. Moore breached various fiduciary duties, allowed conflicts of interest to affect his decisions with regard to the company and violated the company’s insider trading policy in relation to his directorship of the company.

Of the long term share repurchase program of up to US$20 million announced in September 2001, as at the end of March 2003 the company has currently repurchased approximately 6.23 million shares of common stock for an aggregate purchase value of US$15.6 million, completing approximately 78% of the announced repurchase program. The price per share of the company’s repurchases to date have ranged from US$1.92 to US$3.24. Depending on market conditions and other factors, repurchases may be made from time to time in the open market and in negotiated transactions, including block transactions, and may be discontinued at any time. As of March 31, 2003, chinadotcom had approximately 99.3 million common shares outstanding.

Raymond Ch’ien, Executive Chairman, said, “Environmental uncertainties notwithstanding, we remain focused on achieving our objectives by pursuing significant long-term opportunities presented by China’s continuing economic development and its needs both as a user and provider of information technology and services. We also believe this is an opportune time for making synergistic acquisitions and partnerships internationally. The momentum in our strategic direction, coupled with our recent move to profitability and consistent balance sheet strength, give us confidence for the longer term.”

Conference Call

chinadotcom will hold a conference call to review its first quarter 2003 earnings and operations at 9:00 pm on May 7, 2003 Hong Kong time. Investors can call at that time to US Toll Free: 877-542-7993, or Hong Kong Number: 852-2258-4002, the passcode is Q1 CHINA; alternatively the conference call can be heard on the Internet at http://webcast.ibeam.com/starthere.asp?pres=21590.

For those unable to listen to call in or listen to the live broadcast via the web, a replay will be available after the call at www.corp.china.com.

About chinadotcom corporation

chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com) is a leading integrated enterprise solutions and software company offering technology, marketing, mobile and media services for companies throughout Greater China and the Asia-Pacific region, the US and the UK. With operations in 10 markets, with over 1,000 employees—the companies under the chinadotcom group have extensive experience in several industry groups including finance, travel and manufacturing, and in key business areas, including e-business strategy, packaged software implementation and development, precision marketing and supply chain management. chinadotcom leverages this expertise with alliances and partnerships to help drive innovative client solutions.

A separate software unit, CDC Software Corporation, spearheads the company’s strategy to move up the value curve in the software services and products area. It focuses on building up the company’s IP assets base, establishing partnerships with software vendors and broadening its overall software product offerings in the areas of enterprise solutions and integration. It currently has over 1,000 installations and more than 600 customers in the Asia Pacific region.

The company also established CDC Outsourcing, which allows for elements of workflow such as client and project management to be provided in the contracted country (i.e. UK, US or Australia), with technology and applications sourced from either of the company’s low-cost, CMM-certified outsourcing centers in China or India.

In our Mobile and Portals unit, the company operates popular news, email and consumer service portal websites in China, Hong Kong and Taiwan. Through the recent acquisition of Newpalm Technologies, the company now offers consumer-based and enterprise-based SMS and mobile application software development services. We currently have over 3.25 million paid subscribers in China on a platform that works on both the CDMA and GSM systems, with connectivity and message completion agreements with over 20 provincial mobile network operators.

For more information about chinadotcom corporation, please visit www.corp.china.com.

Notes to the Editor:

During the current quarter, the Company discontinued the operations of certain non-performing subsidiaries. With the adoption of SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the operating results of the discontinued operating units were classified as loss from operations of discontinued subsidiaries on the consolidated statements of operations. In accordance to SFAS 144, the results of the continuing operations of the previous period were restated.

As a result of our change in business strategy, in order to present our revenue in a more representative format, we have changed our business segmental reporting from “e-business Solutions”, “Advertising”, “Sale of IT Products” and “Other Income” to “Software and Consulting Services”, “Advertising and Marketing Activities” and “Other Income”, respectively, effective from

January 1, 2003. All prior periods comparative figures referred to herein have been adjusted accordingly.

Definition of Terms:

CMM/CMMI: Capacity Maturity Model/Capacity Maturity Model Integration: A set of software industry standards devised by the Software Engineering Institute for process improvement in the development of software.

SMS: Short Messaging Services, or ‘Text Messaging’, sent from one mobile phone to another over a cellular phone network system.

Cautionary Note Regarding Forward-Looking Statements

This release contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical fact, including those with respect to the company’s goals, plans, prospects and strategies are forward-looking statements. The following factors and uncertainties, among others, could cause actual results to differ materially from those described in the forward-looking statements: (a) the ability to realize the company’s strategic objectives by taking advantage of market opportunities in its geographic markets; (b) the ability to make changes in business strategy, development plans and product offerings to respond to the needs of its current, new and potential customers, suppliers and strategic partners; (c) the ability to integrate its operations or new acquisitions in accordance with its business strategy; (d) the effects of its restructurings and the ability to successfully support our operations; (e) the potential negative reaction by its customers or its shareholders to its reduced size or market capitalization; (f) the ability to recruit and retain qualified, experienced employees; (g) the ability to successfully partner with other companies; (h) the ability to acquire additional companies and technologies and manage an increasingly broad range of businesses; (i) negotiations of claims with and reduced importance of its material shareholders; (j) risks associated with the development and licensing of software generally, including potential delays in software development and technical difficulties that may be encountered in the development or use of the company’s software; (k) increased global competition; (l) manage regulatory and litigation risks; (m) the ability to rationalize its operations in a cost effective manner, particularly as related to certain subsidiaries and employees; (n) technological changes and developments; (o) general risks of the Internet, marketing and software sectors; and (p) the uncertain economic and political climate in Asia, the United States and throughout the rest of the world, including as relates to SARS, and the potential that such climate may deteriorate further.

As the company continues its evolution towards a long term software and services strategy, the role of its current or former material shareholders is no longer, and is not expected to be, material or strategic to the company’s operations or results and therefore, increases the likelihood that these material shareholders will seek to materially reduce their holdings in chinadotcom shares. In the process of exiting or reducing its current or former operations, the company has engaged in negotiations with each of its material shareholders to resolve various respective claims which necessarily strain its relationship with these material shareholders. These negotiations could result in liabilities, arbitration, litigation, settlement or unfavorable publicity, any of which could divert significant amounts of the company’s management time and other corporate resources. The four current and former material shareholders are AOL Time Warner Inc., a subsidiary of Xinhua News Agency, a subsidiary of New World Infrastructure Limited and 24/7 Real Media, Inc.

For a detailed discussion of these and other cautionary statements that could affect the company’s business and financial results, please refer to the risk factors discussed in filings with the U.S. Securities and Exchange Commission (SEC), including but not limited to the company’s Annual Report on Form 20-F and its other SEC filed reports. All documents also are available from chinadotcom’s corporate web site at www.corp.china.com. Notwithstanding changes in the above listed factors or any others that may affect the company’s forward-looking statements that may occur in the interim, the company does not expect to update its forward-looking statement included in this release until the release of its next quarterly earnings announcement; however, chinadotcom reserves the right to update the full forward-looking statement or any portion thereof at any time for any reason.

For further information, please contact:

Media Relations

Jane Cheng, Public Relations Manager

Tel:	(852) 2961 2750
Fax:	(852) 2571 0410
e-mail:	jane.cheng@hk.china.com

Investor Relations

Craig Celek, US, VP, Investor Relations

Tel:	1 (212) 661 2160
Fax:	1 (973) 591 9976
e-mail:	craig.celek@hk.china.com

chinadotcom corporation

Consolidated Statement of Operations

(Amounts in thousands of U.S. dollars, except per share data)

	Quarter ended December 31, 2002 (unaudited)	Quarter ended March 31, 2003 (unaudited)
Revenues
Software and consulting services	5,751	7,825
Advertising and marketing activities	7,823	6,747
Other income	986	853

	14,560	15,425

Cost of revenues
Software and consulting services	(3,453)	(4,998)
Advertising and marketing activities	(5,567)	(4,733)
Other income	(391)	(335)

	(9,411)	(10,066)

Gross margin	5,149	5,359
Selling, general and administrative expenses	(6,379)	(6,932)
Depreciation and amortization expenses	(1,610)	(2,024)
Stock compensation expense	(62)	(54)

Operating loss	(2,902)	(3,651)
Interest income	4,780	4,045
Interest expense	(584)	(71)
Gain on disposal of available-for-sale securities	671	1,661
(Loss)/gain on disposal of subsidiaries and investments	(76)	295
Other non-operating gains	995	—
Other non-operating losses	(351)	(106)

Gain before income taxes	2,533	2,173
Income taxes (expenses)/benefits	(23)	100

Gain before minority interests	2,510	2,273
Minority interests in income of consolidated subsidiaries	(576)	(571)

Income from continuing operations	1,934	1,702
Discontinued operations
Loss from operations	(1,307)	(487)
Income from disposals	545	95

Net income	1,172	1,310

Basic and diluted earnings per share	0.01	0.01

chinadotcom corporation

Consolidated Balance Sheets

(Amounts in thousands of U.S. dollars)

	December 31, 2002 (audited)	March 31, 2003 (unaudited)
ASSETS
Current assets:
Cash and cash equivalents	33,153	164,789
Restricted cash	109	42
Accounts receivable	15,030	14,078
Deposits, prepayments and other receivables	8,363	13,190
Available-for-sale debt securities	300,056	176,224
Restricted debt securities	139,255	93,956

Total current assets	495,966	462,279

Property, plant and equipment, net	9,375	8,422
Available-for-sale marketable securities	2,050	1,999
Available-for-sale debt securities	20,000	20,000
Goodwill	12,016	17,264
Intangible assets	16,980	16,641
Restricted debt securities	11,868	11,882
Investment in equity investees	330	330
Investments	387	536
Other assets	11,985	3,840

Total assets	580,957	543,193

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	13,662	11,739
Other payables	12,952	11,814
Accrued liabilities	9,064	11,168
Short-term bank loans	115,650	89,609
Long-term bank loans, current portion	149	152
Deferred revenue	2,693	2,589
Taxation	636	291
Amount due to related companies	684	684

Total current liabilities	155,490	128,046

Long term debts, less current portion	11,585	11,546
Minority interests	36,182	35,898

Shareholders’ equity:
Share capital	25	25
Additional paid-in capital	610,340	605,416
Treasury stock	(238)	(5,659)
Accumulated other comprehensive income	1,990	1,028
Deficit	(234,417)	(233,107)

Total shareholders’ equity	377,700	367,703

Total liabilities and shareholders’ equity	580,957	543,193

Exhibit 1.2

chinadotcom Announces a JV with an India-based Software Development Company To Strengthen its Outsourcing Capability in Asia

An initiative to broaden the company’s IT outsourcing service offering to global clients

HONG KONG May 06, 2003 CDC Outsourcing, an outsourcing unit of chinadotcom corporation (NASDAQ: CHINA), a leading integrated enterprise solutions company in Asia, today announced it has reached agreement to set up a joint venture (“JV”) with vMoksha Technologies (“vMoksha”), a rapidly growing offshore IT outsourcing company headquartered in Bangalore, India, to further strengthen chinadotcom’s software outsourcing capabilities in Asia and broaden chinadotcom’s IT outsourcing service offering to global clients.

chinadotcom will hold a 51% interest in the JV with vMoksha owning 49%. The JV aims to provide a broad range of outsourcing related services to major software vendors and enterprises in the United States, Europe and Asia-Pacific region. It will have sales and marketing offices in the United States, the United Kingdom and Australia while its offshore development will be focused on India and China. vMoksha has proven capability in offshore outsourcing services, made up of product engineering, product migration, package implementation, remote maintenance and support. The service offerings to be provided through the JV plan are designed to offer potential clients an unbeatable value proposition of competitive pricing, domain expertise, depth of package knowledge combined with proven delivery capability along with high quality management.

By partnering with an India-based outsourcing company, the JV will complement chinadotcom’s existing outsourcing capability in Shanghai. Once in effect, customers will have additional options that may better fit their requirements, whether it is a specific skill, experience, language or location. The JV will necessarily foster a close working relationship between vMoksha and chinadotcom, where projects will be jointly bid and executed, staff will be cross-trained, and methodologies will be shared. The JV is expected to expand chinadotcom’s outsourcing capability and capacity and lay a solid foundation for the company to serve its existing clients in Australia, the U.S. and the U.K. as well as future global clients. The JV will also enable vMoksha and its partners in the US and elsewhere to make an entry into China with their products and services.

vMoksha, founded in May 2001 and based in Bangalore, India has over 450 IT professionals, including 80 in the U.S. and the U.K. Its management team has over 500 ‘person years’ of experience in the IT industry and has established long-term client relationships with large global clients such as Nextance, PeopleSoft, Wincor Nixdorf, BOC Edwards and other leading enterprise software companies around the world. It currently runs its offshore development centers in Bangalore and Pune, India, and in Singapore. vMoksha’s proven skills and experience in managing large projects and use of CMU/SEI-CMMISM (Carnegie Mellon University/Software Engineering Institute—Capability Maturity Model Integrated) compliant processes is expected to help chinadotcom to improve the software development process of its software development center in China through the JV.

“We are pleased to announce this JV which complements our existing offshore software development center in China,” said Herman Cheng, Managing Director of CDC Outsourcing. “This JV is designed to provide a solid outsourcing platform in the future for our existing and new global clients who can fully utilize our expanded offshore outsourcing capability. Our clients will continue to be able to work with the local offices while having increased confidence that their projects will be completed with higher quality, lower cost, and greater transparency, such as in the case of the Department of Trade and Industry in the U.K.”

India-based outsourcing companies are viewed by customers in the U.S. as the leading providers of offshore outsourcing, given the multiple advantages that they offer which include amongst others a large talent pool of qualified software engineers with high proficiency in English and other specialized skills, strong focus on quality delivery demonstrated by the large number of SEI-CMM certifications, good infrastructure and telecommunications for software development, laws that protect customer intellectual property rights and favorable central and local government policies that encourage IT services. All these factors enable India-based companies to provide high quality leading-edge IT outsourcing services at low cost. NASSCOM (The National Association of Software and Services Companies of India) estimates the IT software and services export market will reach US$60 billion by 2008, representing one of the fastest growing markets in India.

Pawan Kumar, Chairman of vMoksha Technologies said, “We are delighted to enter into this strategic partnership which is an important landmark for vMoksha as part of its rapid growth strategy. Along with chinadotcom’s commitment to software development and IT outsourcing, and vMoksha’s long term relationships with global ISV’s and end-user customers delivering world class software products and services, we have together leveraged the potentially competitive positioning between China and India to a cooperative strategy through the JV that brings a unique price-quality value proposition to our customers. The JV will also be complementary to both companies’ existing outsourcing competencies and it should prove to be a win-win situation for both of us.”

Daniel Widdicombe, Chief Financial Officer of chinadotcom corporation, said, “CDC Outsourcing is a newly established separate unit under chinadotcom set up to manage the overall IT outsourcing initiatives within the group. The IT outsourcing business is still in its early stages in terms of the potential financial impact to the company. As part of our software strategy, however, we believe the establishment of CDC Outsourcing will facilitate our stated strategy of securing long term, multiple-year contracts with recurrent and predictable revenue streams. We expect to see a growing proportion of group revenues coming from software related businesses in the long run”.

chinadotcom notes that the consummation of the JV is subject to closing conditions within the definitive agreement and there is no assurance that the JV will be consummated. Further details of the JV will be released shortly.

# # #

About chinadotcom corporation

chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com) is a leading integrated enterprise solutions company offering technology, marketing and media services for companies throughout Greater China and the Asia-Pacific region, the US and the UK. With operations in 10 markets—the companies under chinadotcom group have extensive experience in several industry groups including finance, travel and manufacturing, and in key business areas, including e-business strategy, packaged software implementation, precision marketing, and supply chain management. chinadotcom leverages this expertise with alliances and partnerships to help drive innovative client solutions.

For more information about chinadotcom corporation, please visit www.corp.china.com

About vMoksha Technologies

vMoksha Technologies (vMoksha) is an IT services company with a focus on offshore outsourcing. These services are offered globally through its offices in the US, UK, Singapore, Hong Kong and India. vMoksha has 450 professionals working from two development centers in India and one in Singapore.

Mr. Pawan Kumar is the founder of vMoksha and has over 30 years of experience in the IT and software industry. In 1996, he joined IBM ASEAN and moved to IBM Global Services India as President. His focus was to provide “End to End” services and solutions for customers in India, which involved Consulting, Application Development, System Integration, IT Outsourcing, Training and Product Support. At IBM, he put together a dynamic team that provided IT Services to IBM India’s customers worldwide and gave IBM Corp the competitive edge in the market place. Pawan was a Director on the Board of IBM India.

At vMoksha, People, Product and Processes converge to create compelling, high-value, low-cost solutions in record time.

vMoksha’s business is focused on offshore IT outsourcing using customized business propositions that offer value and build long term client partnerships. The services offerings include product engineering, migration, package implementation and remote support. This includes both application and infrastructure related offerings. The organization has built strong expertise in ERP such as PeopleSoft and SAP and has set up an Oracle Applications practice. vMoksha has skills in open source technologies, J2EE as well as Microsoft’s .NET.

vMoksha has an industry focus on Banking, Financial Services, Securities and Insurance, Retail and Distribution, Healthcare and Entertainment.

For more information about vMoksha Technologies, please visit www.vmoksha.com.

Safe Harbor Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on chinadotcom management’s current expectations and are subject to risks and uncertainties and changes in circumstances. All forward-looking statements included in this press release are based upon information available to chinadotcom as of the date of the press release, and it assumes no obligation to update or alter its forward looking statements whether as a result of new information, future events or otherwise. Further information on risks or other factors that could affect chinadotcom’s results of operations is detailed in its filings with the United States Securities and Exchange Commission, including the Annual Report for the year ended December 31, 2001 on Form 20-F filed on June 11, 2002.

For further information, please contact:

Jane Cheng, Public Relations Manager

chinadotcom corporation

Tel:	(852) 2961 2750
Fax:	(852) 2571 0410
e-mail:	jane.cheng@hk.china.com

Craig Celek, VP, Investor Relations

chinadotcom corporation

Tel:	1 (212) 661 2160
Fax:	1 (973) 591 9976
e-mail:	craig.celek@hk.china.com

Exhibit 1.3

CDC Software Achieves Settlement with Sagent

HONG KONG April 21, 2003 CDC Software Corporation, a subsidiary and software unit of chinadotcom corporation (NASDAQ: CHINA; website: www.corp.china.com) today announced that, it has closed upon a settlement agreement with Sagent Technology, Inc. (NASDAQ: SGNT), with respect to the occurrence of certain events of default under Sagent’s US$7 million asset-based senior secured loan to CDC Software. CDC Software has been repaid in full together with an agreed upon sum related to the termination of its warrants and other rights. As a result of this settlement, mutual releases have been exchanged and all litigation between CDC Software and Sagent has been discontinued.

# # #

About CDC Software

CDC Software is the software unit of chinadotcom corporation (NASDAQ: CHINA), a leading integrated enterprise solutions company in Asia. CDC Software integrates a series of chinadotcom’s self-developed products developed in the two software development centers in China, which include PowerBooks, PowerHRP (Human Resources and Payroll), PowerATS (Attendance Tracking System), Power-eHR, PowerPay+, PowerCRM and Power eDM (a double-byte e-mail marketing technology). In addition, the company also broadens its serving offerings in software arenas by establishing strategic partnerships with leading international software vendors to localize and resell their software products in the Greater China region.

chinadotcom’s software arm currently has 600+ enterprise software customers in the Asia Pacific region with over 1,000 installations. Selected multinational and domestic customers include ACNeilsen, Carrefour, Legend Computer, Microsoft (China) Co., Ltd., Shenzhen Airlines, Swire Beverages and Shangri La Hotels and Resorts.

For more information about chinadotcom corporation and CDC Software, please visit the Web site http://www.corp.china.com.

Safe Harbor Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on chinadotcom management’s current expectations and are subject to risks and uncertainties and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein. All forward-looking statements included in this press release are based upon information available to chinadotcom as of the date of the press release, and it assumes no obligation to update or alter its forward looking statements whether as a result of new information, future events or otherwise. Further information on risks or other factors that could affect chinadotcom’s results of operations is detailed in its filings with the United States Securities and

Exchange Commission, including the Annual Report for the year ended December 31, 2001 on Form 20-F filed on June 11, 2002.

For further information, please contact:

Media Relations

Jane Cheng, Public Relations Manager

Tel:	(852) 2961 2750
Fax:	(852) 2571 0410
e-mail:	jane.cheng@hk.china.com

Investor Relations

Craig Celek, Vice President, Investor Relations

Tel:	1-212-661-2160
Fax:	1-973-591-9976
e-mail:	craig.celek@hk.china.com

Exhibit 1.4

CDC Software Further Expands Sales Territory of Business Software Solutions in the Asia Pacific Region

An initiative to further strengthen our relationship with leading software vendor Best Software

HONG KONG April 11, 2003 CDC Software, the software unit of chinadotcom corporation [NASDAQ: CHINA; Website: www.corp.china.com], a leading integrated enterprise solutions company in Asia, today announced it has expanded the sales territory beyond its existing China and Hong Kong markets, by signing a new distribution agreement with Best Software, Inc, the manufacturer of the “Platinum for Windows” by Best (PFW) products including the BatchMasterPFW suite for Process Manufacturers.

Under this agreement, CDC Software is authorized to sell the PFW and BatchMasterPFW suite of products in the territories of Singapore, Korea, Japan, Malaysia and Taiwan, in addition to China and Hong Kong. This agreement further strengthens the relationship between the two companies and it is expected to eventually bring additional new and recurring revenues through sales of software licenses, annual maintenance fees and related services.

In line with the previous agreement with Best Software announced in February this year, CDC Software is allowed to use the source code for certain purposes of the software products that it is representing for Best Software in these additional markets and CDC Software will own the IP (intellectual property) rights relating to the Customized Program Modules developed or prepared by it in the region.

Steve Collins, Managing Director of CDC Software, said, “While the initial contributions from this agreement to our results will be relatively small, this expanded relationship with Best Software is yet another positive step in CDC Software’s long term software initiatives. This further co-operation is a significant move showing the confidence of our software vendor towards our capability of representing their products in the Asia Pacific region. The extended territory coverage is expected to eventually increase the sales volume of these software products that should result in a win-win situation for both parties.”

“The Asia Pacific region is a major market for our products and we are pleased to appoint CDC Software to represent our products and provide localization in these markets in addition to the Greater China region,” said David van Toor, VP and General Manager of the Platinum for Windows Division of Best Software, Inc. “With CDC Software’s track record in this region, particularly in Greater China, we are confident that our products will gain more traction in these markets.”

CDC Software’s affiliate has been a distributor of Best Software, Inc for its Platinum for Windows and BatchMasterPFW products since 1997, and was selected as the Best Software International Business Partner for 2002.

# # #

About CDC Software

CDC Software is the software unit of chinadotcom corporation (NASDAQ: CHINA), a leading integrated enterprise solutions company in Asia. CDC Software integrates a series of chinadotcom’s self-developed products developed in the two software development centers in China, which include PowerBooks, PowerHRP (Human Resources and Payroll), PowerATS (Attendance Tracking System), Power-eHR, PowerPay+, PowerCRM and Power eDM (a double-byte e-mail marketing technology). In addition, the company also broadens its serving offerings in software arenas by establishing strategic partnerships with leading international software vendors to localize and resell their software products in the Greater China region.

chinadotcom’s software arm currently has 600+ enterprise software customers in the Asia Pacific region with over 1,000 installations. Selected multinational and domestic customers include ACNeilsen, Carrefour, Inventec Micro Electronics Shanghai, Legend Computer, Microsoft (China) Co., Ltd., Polymatch (Shanghai) Co., Ltd., Shenzhen Airlines, Swire Beverages, Shangri La Hotels and Resorts and Starwood Hotels and Resorts.

For more information about chinadotcom corporation and CDC Software, please visit the Web site http://www.corp.china.com.

About Best Software

Best Software offers leading business management products and services that give 1.7 million small and mid-sized customers in North America the insight for success throughout the life of their business. Its parent company, The Sage Group plc (London: SGE.L), supports three million customers worldwide and has revenue of $815 million. For more than 25 years, Best Software has delivered easy-to-use, scalable and customizable applications through its portfolio of leading brands, including Abra, ACT!, CPASoftware, FAS, MAS 90, MIP, Peachtree and SalesLogix, among many others. For more information, please visit the Web site at www.bestsoftware.com or call (866) 308-BEST.

Safe Harbor Statement

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on chinadotcom management’s current expectations and are subject to risks and uncertainties and changes in circumstances. All forward-looking statements included in this press release are based upon information available to chinadotcom as of the date of the press release, and it assumes no obligation to update or alter its forward looking statements whether as a result of new information, future events or otherwise. Further information on risks or other factors that could affect chinadotcom’s results of operations is detailed in its filings with the United States Securities and Exchange Commission, including the Annual Report for the year ended December 31, 2001 on Form 20-F filed on June 11, 2002.

For further information, please contact:

Media Relations

Jane Cheng, Public Relations Manager

Tel:	(852) 2961 2750
Fax:	(852) 2571 0410
e-mail:	jane.cheng@hk.china.com

Investor Relations

Craig Celek, US, VP, Investor Relations

Tel:	1 (212) 661 2160
Fax:	1 (973) 591 9976
e-mail:	craig.celek@hk.china.com